Exhibit 99.1

NORTHCORE TECHNOLOGIES INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.    Name and Address of Company

Northcore Technologies Inc. (the “Corporation”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2.    Dates of Material Change

July 11, 2008

Item 3.    News Release

A press release disclosing the nature and substance of the material change and attached hereto as Appendix 1 was released by the Corporation through the facilities of Canada News Wire on July 11, 2008 and was filed on SEDAR.

Item 4.    Summary of Material Changes

The Corporation announced on July 11, 2008 that it had closed a private placement securing gross proceeds of $678,000 through the issuance of convertible debentures.

Item 5.    Full Description of Material Change

The Corporation announced on July 11, 2008 that it has closed a private placement securing gross proceeds of $678,000 through the issuance of Series M secured subordinate convertible debentures.  The funds will be used to sustain Northcore’s operations and for general working capital purposes.

Under the terms of the private placement, investors will be able to convert the Series M debentures at any time during the five-year term into units priced at $0.05. Each unit consists of one common share and one warrant.   Each warrant may be exercised into a common share at the exercise price of $0.10 at any time prior to the earlier of the maturity date of the debentures or upon a 20-day notice issued by the Corporation confirming that the closing price of its shares on the TSX was $0.20 or above for the preceding 10 consecutive trading days.

The Series M debentures will mature on July 11, 2013.  Northcore will pay investors 10 percent interest per annum, paid at the maturity of the debentures.

Northcore’s board of directors unanimously passed a resolution approving the terms.  Northcore has also received conditional approval from the TSX for the private placement.

As a result of the Series M private placement, the Corporation will issue up to  27,120,000 common shares, including: i) 13,560,000 common shares issuable upon conversion of the debentures; and ii) 13,560,000 common shares issuable upon the exercise of the Warrants.

Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.    Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.    Executive Officer

For further information, please contact:
Duncan Copeland
Chief Executive Officer
(416) 640-0400 ext. 360

Item 9.    Date of Report

July 21, 2008

APPENDIX 1

Exhibit 99.1

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, ON M9B 6C7 Tel: 416 640-0400 / Fax: 416 640-0412 www.northcore.com (TSX: NTI; OTCBB: NTLNF)

For Immediate Release

NORTHCORE RAISES $678,000 THROUGH PRIVATE PLACEMENT

Toronto, ON - July 11, 2008 - Northcore Technologies Inc. (TSX: NTI; OTCBB:NTLNF), a global provider of asset lifecycle solutions, confirmed today that it has closed a private placement securing gross proceeds of $678,000 through the issuance of convertible debentures.

“The funds will be used for general working capital purposes and to sustain Northcore’s operations so we can take advantage of the opportunities before us.” said Duncan Copeland, CEO of Northcore Technologies.

Under the terms of the private placement, investors will be able to convert the Series M debentures at any time during the five-year term into units priced at $0.05.  Each unit consists of one common share and one common share purchase warrant.  Each warrant may be converted into a common share at the exercise price of $0.10 at any time prior to the earlier of the maturity date of the debentures or upon a 20-day notice issued by the Company confirming that the closing price of its shares on the TSX was $0.20 or above for 10 consecutive trading days.

The Series M debentures will mature on July 11, 2013.  The debenture will bear interest at an annual rate of 10 percent of the principal amount of the debentures outstanding from time to time, payable in cash on the earlier of the conversion of the debenture or the maturity date.

Northcore’s board of directors unanimously passed a resolution approving the terms.  Northcore has also received conditional approval from the TSX for the private placement.

As a result of the Series M private placement, Northcore will issue up to 27,120,000 common shares.

Dundee Securities Corporation received a brokerage commission of four percent on a portion of the private placement.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

- more -
Northcore secures private placement/2

About Northcore Technologies Inc.
Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, oil and gas and government. Some of our current customers include GE Commercial Finance, Paramount Resources, The Brick and Trilogy Energy Trust among others.

Northcore owns a 50 percent interest in GE Asset Manager, a joint business venture with GE.

This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause Northcore’s ("the Company") results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that the Company's plans will be achieved.

Contact:
Northcore Technologies Inc.
Investor Relations
Tel: (416) 640-0400 ext. 273
E-mail: InvestorRelations@northcore.com